August 1, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:        Hexcel Corporation
              Filed on Form S-3
              Registration No. 333-126511

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 26, 2005 and the date hereof 14,130 copies of the Preliminary Prospectus dated July 26, 2005 were distributed as follows: 13,422 to 7 prospective underwriters; 699 to 699 institutional investors; 0 to 0 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 0 to 0 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00pm on August 3, 2005 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
CREDIT SUISSE FIRST BOSTON
As Representatives of the
Prospective Underwriters

By: /s/ Goldman, Sachs & Co.
       (Goldman, Sachs & Co.)